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[redacted]

09057028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 44376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HKC Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 E. 42nd St
(No. and Street)

New York (City) NY (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins LLC
(Name – *if individual, state last, first, middle name*)

60 E. 42nd St (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, Harold K Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HKC Securities Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Board of Directors and Stockholder
HKC Securities Inc.

We have audited the accompanying statement of financial condition of HKC Securities Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HKC Securities Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2009

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

HKC Securities Inc.

Statement of Financial Condition

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 393,553
Receivable from brokers or dealers	65,637
Furniture, fixtures and equipment, net of accumulated depreciation of $89,520	23,860
Other assets	92,882
	$ 575,932
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and accrued expenses	$ 252,584
Stockholder's Equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	159,000
Retained earnings	163,348
Total Stockholder's Equity	323,348
	$ 575,932

See notes to financial statements

HKC Securities Inc.

Statement of Operations

Year Ended December 31, 2008

REVENUE	
Commissions	$ 201,884
Interest	58,424
Other	1,687,558
Total Revenue	1,947,866
EXPENSES	
Salaries and other employment costs	1,064,560
Professional fees	135,494
Consulting and finders fees	176,964
Taxes other than income taxes	6,436
Occupancy	328,452
Other	214,546
Total Expenses	1,926,452
Net Income	$ 21,414

See notes to financial statements

HKC Securities Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, beginning of year	1,000	$ 1,000	$ 159,000	$ 141,934	$ 301,934
Net income				21,414	21,414
Balance, end of year	1,000	$ 1,000	$ 159,000	$ 163,348	$ 323,348

See notes to financial statements

HKC Securities Inc.

Statement of Cash Flows

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 21,414
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	11,929
Net change in operating assets and liabilities	
Receivable from clearing broker	(64,389)
Prepaid expenses	(28,324)
Accrued expenses and other liabilities	109,641
Net Cash from Operating Activities	50,271
CASH AND CASH EQUIVALENTS	
Beginning of year	343,282
End of year	$ 393,553

See notes to financial statements

HKC Securities, Inc.

Notes to Financial Statements

1. Organization and Tax Status

The Company is an introducing broker and has a standard agreement with its clearing broker. All securities are introduced and cleared on a fully disclosed basis through the clearing broker.

As a Subchapter S Company the Company's Federal and State income is taxed in the individual income tax returns of its shareholder. While the company has not yet completed a study of the potential affect of adoption of FIN 48, in the opinion of management, adoption of FIN 48 should not have a significant affect on the Company. The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Concentration of Credit Risk and Financial Instruments With Off-Balance-Sheet Risk

The Company introduced its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. As of December 31, 2008, amounts owed to the clearing broker by these customers were collateralized by securities with a market value in excess of the receivable. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

2. Summary of Significant Accounting Policies *(continued)*

Concentration of Credit Risk and Financial Instruments with Off-Balance-Sheet Risk

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

Depreciation expense totaled $11,929 for 2008.

3. Net Capital Requirements

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company must maintain minimum net capital as defined, equal to the greater $50,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2008 the Company had net capital of $257,607, which exceeds the requirement by $153,411. The Company's net capital ratio was .649 to 1.

4. Commitments

In September 2008, the company entered into a new operating lease agreement that expires October 31, 2010. Minimum future rental payments under the lease agreement were approximately as follows:

Year Ended	
2009	$ 162,500
2010	135,470

Rent expense for the year ended December 31, 2008 was $328,452.

5. Contingency

The Company is a co-defendant in a lawsuit filed by one of its customers. The suit seeks damages, jointly and severally, in the aggregate amount of approximately $1,420,000. In December 2007, the court granted the Company's motion to compel arbitration and stayed the litigation pending the determination of that arbitration. On February 18, 2009, legal counsel on behalf of the Company asked the arbitration panel to dismiss or postpone this proceeding. A hearing in this matter is scheduled to take place on March 3, 2009. Outside counsel for the Company has advised that at this stage of the proceedings they cannot offer an opinion as to the probable outcome. The Company believes the suit is without merit and intends to vigorously defend its position.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

HKC Securities Inc.

Schedule of Computation of Net Capital Under
Securities and Exchange Commission Rule 15C3-1

December 31, 2008

Shareholder's equity per statement of financial condition	$ 323,348
Deductions - nonallowable assets:	
Other fees receivable	(23,860)
Other assets	(41,881)
Net capital	257,607
Minimum net capital requirement - 6-2/3% of aggregate indebtedness, or $50,000, whichever is greater	104,196
Excess of net capital over minimum requirement	153,411
Aggregate indebtedness (as per attached schedule)	1,672,584
Percentage of aggregate indebtedness to net capital	649%

Reconciliation of Computation of Net Capital Under Securities and Exchange Commission Rule 51c3-1

There is no material difference between the above and the net capital per calculation included in the Company's unaudited FOCUS report as of December 31, 2008.

HKC Securities Inc.

Computation of Aggregate Indebtedness

December 31, 2008

Aggregate Indebtedness

Litigation reserve	$ 1,420,000
Accounts payable	252,584
	$ 1,672,584

As per the net capital provisions as outlined in rule 15c3-1, litigation reserve is included solely for purposes of calculating aggregate indebtedness.

HKC Securities Inc.

Schedule of Computation of Reserve Requirements
Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

December 31, 2008

The firm is engaged in a general securities business and carried no customer accounts of its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule Relating to the Possession or Control Requirements
Under Securities and Exchange Commission Rule 15c3-3

December 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5

The Board of Directors and Shareholder
HKC Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedule of HKC Securities Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 19, 2009

HKC Securities Inc.

Financial Statements

December 31, 2008